

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 9, 2010

Mr. Andrew T. Studley
Chief Financial Officer
Nevada Geothermal Power Inc.
900-409 Granville Street
Vancouver, B.C. Canada V6C1T2

> **Re: Nevada Geothermal Power Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 1, 2009**
> **Form 6-K filed December 2, 2009**
> **Response letter dated 3/1/2010**
> **File No. 0-49917**

Dear Mr. Studley:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended June 30, 2009

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 6

c) Foreign Currency Translation, page 7

1. You tell us in your response to prior comment 7 in our letter dated February 1, 2010, that the functional currency for your Nevada operations is the US dollar, and your disclosure on page 13 of your financial statements indicates that your reporting currency is the US dollars. We likewise note that your financial statements are presented in US dollars. As such, please explain to us and disclose why you report translation balances in "other comprehensive income."

    Otherwise stated, we also note your disclosure on page 8, which states that the results and financial position of group companies that have a functional currency different from the presentation currency are translated into the group's presentation currency. Since the functional currency of the Nevada operations is the US dollar and your presentation currency appears to be the US dollar, explain why there are balances that require translation.

2.   Your response to prior comment number 8 states that geothermal property costs will be amortized on a straight line basis over a twenty year period. Your response to prior comment number 13 states that you have estimated that the life of the plant will be thirty years. Please further clarify a) the estimated life that you are using to depreciate costs incurred for the construction of the power plant and b) how you determined that the costs incurred for the exploration and development of geothermal property costs will only have a twenty year life if the plant will have a thirty year life.

3.   Please revise further filings to disclose the estimate useful life that you have assigned to each type of property, plant and equipment, including plant and wellfield.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief